SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Lumos Pharma, Inc.
(Name of Subject Company (Issuer))
DPV MergerSub, Inc.
a wholly-owned subsidiary of
DPV Parent, Inc.
a wholly-owned subsidiary of
Double Point Ventures LLC
(Names of Filing Persons (Offerors))
Common Stock, $0.01 par value per share
(Title of Class of Securities)
55028X109
(CUSIP Number of Class of Securities)
Christopher Uzpen
President
DPV Parent, Inc.
P.O. Box 4184
Greenwich, CT 06831
(203) 618-5800
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)
Copies to:
Paul D. Broude, Esq.
Garrett F. Bishop, Esq.
Foley & Lardner LLP
111 Huntington Avenue, Suite 2500
Boston, Massachusetts 02199
(617) 342-4000

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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by DPV MergerSub, Inc., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of DPV Parent, Inc., a Delaware corporation (“DPV Parent”), which is a wholly-owned subsidiary of Double Point Ventures LLC, a Delaware limited liability company (“DPV”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Lumos Pharma, Inc., a Delaware corporation (“Lumos”), in exchange for $4.25 in cash, without interest, subject to any withholding of taxes required by applicable law (such amount per Share, the “Cash Consideration”), plus (ii) one non-transferable, unsecured contingent value right, which represents the right to receive additional contingent cash consideration payable upon achievement of certain milestones (a “CVR” and each CVR together with the Cash Consideration, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 13, 2024 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of DPV, DPV Parent and the Purchaser.
The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answers to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.
Item 1.   Summary Term Sheet
The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2.   Subject Company Information
(a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Lumos Pharma, Inc. Lumos’s principal executive office is located at 4200 Marathon Blvd #200, Austin, Texas 78756. The telephone number at Lumos’s principal executive office is (512) 215-2630.
(b)   This statement relates to the common stock, par value $0.01 per share, of Lumos. Based upon information provided by Lumos, there were 8,648,618 shares of common stock issued and outstanding as of November 6, 2024. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.
(c)   The information set forth in Section 6 of the Offer to Purchase, entitled “Price Range of the Shares; Dividends on the Shares” is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person
(a), (b), (c) This Schedule TO is filed by DPV, DPV Parent and the Purchaser. The information set forth in Section 9 of the Offer to Purchase, entitled “Certain Information Concerning DPV, DPV Parent and the Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4.   Terms of the Transaction
(a)(1)(i) – (viii)), (x), (xii), (a)(2)(i) – (v), (vii) The information set forth in the Offer to Purchase is incorporated herein by reference.
(a)(1)(ix), (xi), (a)(2)(vi) Not applicable.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements
(a), (b) The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning DPV, DPV Parent and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Lumos; Other Matters” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals
(a), (c)(1) – (7) The information set forth in the “Introduction,” Section 7, entitled “Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations,” Section 12, entitled “Purpose of the Offer; Plans for Lumos; Other Matters,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.
Item 7.   Source and Amount of Funds or Other Consideration
(a), (b), (d) The information set forth in Section 10 of the Offer to Purchase, entitled “Source and Amount of Funds,” is incorporated herein by reference.
Item 8.   Interest in Securities of the Subject Company
The information set forth in the “Introduction” and Section 9, entitled “Certain Information Concerning DPV, DPV Parent and the Purchaser,” of the Offer to Purchase is incorporated herein by reference.
Item 9.   Persons/Assets Retained, Employed, Compensated or Used
(a)   The information set forth in Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Lumos; Other Matters,” Section 13, entitled “The Merger Agreement; Other Agreements,” and Section 16, entitled “Fees and Expenses,” of the Offer to Purchase is incorporated herein by reference.
Item 10.   Financial Statements
(a), (b) Not applicable.
Item 11.   Additional Information
(a)(1) The information set forth in Section 9, entitled “Certain Information Concerning DPV, DPV Parent and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.
(a)(2), (3) The information set forth in Section 13, entitled “The Merger Agreement; Other Agreements,” Section 14, entitled “Conditions of the Offer” and Section 15, entitled “Certain Legal Matters,” of the Offer to Purchase is incorporated herein by reference.
(a)(4) The information set forth in Section 7 of the Offer to Purchase entitled “Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.
(a)(5) The information set forth in Section 17, entitled “Legal Proceedings,” of the Offer to Purchase is incorporated herein by reference.
(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.   Exhibits
(a)(1)(A)*	Offer to Purchase, dated as of November 13, 2024
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees
(a)(1)(D)*	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees
(a)(1)(E)*	Summary Advertisement published in the New York Times on November 13, 2024
(a)(5)(A)	Press Release of Lumos Pharma, Inc. issued on October 23, 2024 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Lumos with the SEC on October 23, 2024)
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of October 22, 2024, by and among Lumos, the Purchaser and Parent (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Lumos with the SEC on October 23, 2024)
(d)(2)	Form of Contingent Value Rights Agreement between Parent and Rights Agent (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Lumos with the SEC on October 23, 2024)
(d)(3)	Form of Tender and Support Agreement, dated as of October 22, 2024 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Lumos with the SEC on October 23, 2024)
(d)(4)	Clinical Trial Funding Agreement, by and among Double Point Ventures LLC and Lumos Pharma, Inc., dated October 22, 2024 (including the form of Note with respect thereto) (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Lumos with the SEC on October 23, 2024)
(d)(5)*	Confidentiality Agreement, dated as of January 3, 2024, by and between Lumos and DPV.
(g)	Not applicable
(h)	Not applicable
107*	Filing Fee Table

*
Filed herewith

Item 13.   Information Required By Schedule 13e-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DPV MergerSub, Inc.
By:
/s/ Christopher Uzpen

Name: Christoper Uzpen
Title:   President
DPV Parent, Inc.
By:
/s/ Christopher Uzpen

Name: Christopher Uzpen
Title:   President
Double Point Ventures LLC
By:
Butterfly Trust Company, its Manager

By:
/s/ Christopher Uzpen

Name: Christopher Uzpen
Title:   President
Date: November 13, 2024